

ANGLO AMERICAN



05008768

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

1 June, 2005

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 1 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies


SEC MAIL
RECEIVED
PROCESSING
SECTION
JUN 07 2005
198
WASH., D.C.

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 1 June 2005, the following exercise of Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") was made at a nominal price of £1.00 by the following director:-.

Name of Director	Number of Shares
Mr BE Davison	27,143*

* Of the 27,143 shares, 5,374 shares have been sold to satisfy tax and national insurance due on the award.

N Jordan
Company Secretary
1 June 2005

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 1 June 2005, the following exercise of Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") was made at a nominal price of £1.00 by the following director:-.

Name of Director	**Number of Shares**
Mr BE Davison	27,143*

* Of the 27,143 shares, 5,374 shares have been sold to satisfy tax and national insurance due on the award.

N Jordan
Company Secretary
1 June 2005

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 1 June 2005, the following exercise of Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") was made at a nominal price of £1.00 by the following director:-.

Name of Director	Number of Shares
Mr BE Davison	27,143*

* Of the 27,143 shares, 5,374 shares have been sold to satisfy tax and national insurance due on the award.

N Jordan
Company Secretary
1 June 2005

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 1 June 2005, the following exercise of Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") was made at a nominal price of £1.00 by the following director:-.

Name of Director	Number of Shares
Mr BE Davison	27,143*

* Of the 27,143 shares, 5,374 shares have been sold to satisfy tax and national insurance due on the award.

N Jordan
Company Secretary
1 June 2005

ANGLO AMERICAN plc (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 1 June 2005, the following exercise of Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") was made at a nominal price of £1.00 by the following director:-.

Name of Director	Number of Shares
Mr BE Davison	27,143*

* Of the 27,143 shares, 5,374 shares have been sold to satisfy tax and national insurance due on the award.

N Jordan
Company Secretary
1 June 2005